EXHIBIT 99.1

HEXO Corp. Announces Early Conversion Option for Debentures

OTTAWA, May 18, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (“HEXO”, or the “Company”) (TSX: HEXO; NYSE: HEXO) today announced that holders of $29.86 million aggregate principal amount of the Company’s 8% unsecured convertible debentures maturing December 5, 2022 (the “Debentures”) have accepted an opportunity offered by the Company to voluntarily convert all or a portion of their Debentures for Conversion Units (as defined below) (the “Early Conversion Option”).

The Company offered the Early Conversion Option to all holders of the $70 million aggregate principal amount of the Debentures (the “Debentureholders”), subject to acceptance by Debentureholders (each an “Electing Debentureholder”) holding a minimum of $20 million aggregate principal amount of the Debentures by May 17, 2020. The Early Conversion Option was limited to $30 million aggregate principal amount of the Debentures being converted, with Electing Debentureholders for more than this maximum amount being limited to converting their pro rata portion of the $30 million aggregate principal amount of Debentures to be converted.

Upon completion of the Early Conversion Option, Electing Debentureholders will receive for the principal amount of their Debentures to be converted, units of the Company (the “Conversion Units”) issued at a price of $0.80 per Conversion Unit, instead of Common Shares otherwise issuable on conversion of the Debentures at the existing conversion price of $3.16 per share or, at the option of the Debentureholders, at the market price at the time of maturity, in each case as currently provided for under the Debentures. Each Conversion Unit will consist of one Common Share (a “Conversion Share”) and one-half of one common share purchase warrant of the Company (each whole warrant, a “Conversion Warrant”). Each Conversion Warrant will be exercisable by the holder to purchase one Common Share (a “Conversion Warrant Share”) at an exercise price of $1.00 per share for a period of three years from issuance. The Conversion Shares will be subject to restrictions against resale for a period of one year from issuance as part of the terms of the Early Conversion Option. In addition, the Conversion Warrants and Conversion Warrant Shares will be subject to resale restrictions ending 4 months and one day from issuance of the Conversion Warrants under applicable securities laws. The implementation of the Early Conversion Option and the issuance of the Conversion Shares, Conversion Warrants and Conversion Warrant Shares is subject to the approval of the Toronto Stock Exchange and the New York Stock Exchange.

The Company believes the completion of the Early Conversion Option will provide the Company with balance sheet flexibility and will reduce annual debt servicing costs for the Company.

The Early Conversion Option will not affect the rights of those Debentureholders who have not accepted it. Debentureholders who have not accepted the Early Conversion Option will not be entitled to the benefit of the Early Conversion Option and will not receive the Conversion Units issuable upon conversion of the Debentures subject to the Early Conversion Option, and will retain their full rights under the Debentures including their existing conversion rights.

In the event that the conditions for the completion of the Early Conversion Option are satisfied, it is expected that the completion of the Early Conversion Option will occur on or about May 25, 2020.

Certain insiders of the Company holding, directly or indirectly, $7.92 million principal amount of Debentures have accepted the Early Conversion Option, each of which constitutes a “related party transaction” within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). The issuance of the Conversion Units to the insiders under the Early Conversion Option will be exempt from the formal valuation and minority shareholder approval requirements of MI 61-101, as the fair market value of the Conversion Units issuable to, and the consideration payable by, such persons does not exceed 25% of the Company’s market capitalization.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About HEXO

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”), including statements regarding the timing and completion of the Early Conversion Option. Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements, including that the Early Conversion Option may not be completed on the terms indicated or at all. Forward -looking statements should not be read as guarantees of future performance or results.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com